SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1998

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(k) Retirement Savings Plan

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 18

Exhibit 23 - Consent of Independent Accountants......................     19

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401 (k) Retirement Savings Plan



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 25, 1999

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Financial Statements as of and
for the years ended
December 31, 1998 and 1997

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents
--------------------------------------------------------------------------------

                                                                    Page(s)

Report of Independent Accountants                                     1

Financial Statements

    Statement of Net Assets Available for Benefits                    2

    Statement of Changes in Net Assets Available for Benefits         3

    Notes to Financial Statements                                   4 - 10

Supplemental Schedules*

    Schedule I   - Schedule of Assets Held for Investment
                   Purposes                                          11

    Schedule II  - Schedule of Reportable Transactions
                   (Transactions or Series of Transactions
                   in Excess of 5 percent of Plan Assets)            12


*   Other  supplemental   schedules  required  by  Section  2520.103-10  of  the
    Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

              Report of Independent Accountants


To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 1, the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company and the participant accounts of the salaried employees of Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan for Employees of Risdon were merged with and into the Plan effective September 30, 1998 and December 31, 1998, respectively.


PricewaterhouseCoopers LLP

June 18, 1999
Philadelphia, Pennsylvania

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                   1998              1997
Investments, at fair value:
Registered investment companies:
     Vanguard Balanced Index Fund              $ 7,373,064 *     $ 3,578,558
     Vanguard Total Bond Market Index Fund       2,699,675           833,402
     Vanguard Explorer Fund                      3,113,920         3,066,177
     Vanguard 500 Index Fund                    36,925,536 *      27,540,587 *
     Vanguard International Growth Fund          4,614,494         4,130,309
                                              ------------      ------------
                                                54,726,689        39,149,033

Crown Cork & Seal Stock Fund                    29,064,510 *      42,173,913 *
Crown Cork & Seal Fixed Income Fund             52,839,270 *      51,630,819 *
Participant loans                                1,700,584           735,229
                                              ------------      ------------

        Total investments                      138,331,053       133,688,994
                                              ------------      ------------

Asset transfer from the Crown Cork & Seal
  Company, Inc. 401(k) Retirement Savings
  Plan for Employees of Risdon Corporation      21,636,300                 -
                                              ------------      ------------

Receivables:
Employer's contributions                           132,464            98,358
Participants' contributions                        519,289           383,063
Other receivables                                        -            13,560
                                              ------------      ------------

        Total receivables                          651,753           494,981
                                              ------------      ------------

Net assets available for benefits             $160,619,106      $134,183,975
                                              ============      ============


* Represents 5 percent or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                  1998              1997
Additions
Investment income:
     Interest and dividend income            $  4,800,002      $  5,905,938
     Interest income, participant loans            68,305            55,906
     Net (depreciation) appreciation
       in fair value of investments            (5,778,108)        3,140,553
                                             ------------      ------------
                                                 (909,801)        9,102,397
                                             ------------      ------------

Contributions:
     Employer                                   1,301,613         1,196,419
     Participant                                5,579,224         4,955,810
                                             ------------      ------------
                                                6,880,837         6,152,229
                                             ------------      ------------

     Asset transfers in                        34,844,528                 -
                                             ------------      ------------

        Total additions                        40,815,564        15,254,626
                                             ------------      ------------

Deductions:
Payment of benefits                            14,379,173        16,246,745
Administrative expenses                             1,260               720
                                             ------------      ------------

        Total deductions                       14,380,433        16,247,465
                                             ------------      ------------

Net increase (decrease)                        26,435,131          (992,839)

Net assets available for benefits:
     Beginning of period                      134,183,975       135,176,814
                                             ------------      ------------

     End of period                           $160,619,106      $134,183,975
                                             ============      ============



The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

 1.  Description of Plan

     The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Cork & Seal Company, Inc. (the Company) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee appointed Vanguard Fiduciary Trust Company ("VFTC") to assume both trustee and recordkeeping responsibilities.

     The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company ("Van Dorn 401(k)") and the participant accounts of the salaried employees of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Risdon Corporation ("Risdon 401(k)") were merged with and into the Plan effective September 30, 1998 and December 31, 1998, respectively. The assets transferred totaled $13,208,228 and $21,636,300 for the Van Dorn 401(k) and Risdon 401(k),
     respectively. The Risdon 401(k) assets were transferred from Fleet Bank, the former Risdon 401(k) trustee, to VFTC, and mapped to the respective VFTC funds, in February 1999, and are recorded as a Plan asset at December 31, 1998. During the conversion process a freeze period was enforced to restrict transactions. Once the freeze period was lifted on November 17, 1998 and March 26, 1999 for the Van Dorn 401(k) and Risdon 401(k), respectively, participants could change investment elections.

     Contributions
     The  plan  has  two  components:  a  participant  salary  deferral  401 (k)
     component and a Company matching contribution component. The salary deferral 401(k) component of the plan allows before-tax employee contributions of 2% to 12% of annual compensation. The Plan also allows after-tax employee contributions of 1% to 8% of annual compensation. Contribution rates are subject to certain limitations, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee's contribution, up to a maximum of 3 percent of compensation. Company contributions are made in the form of Company common stock.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and the participant's allocations of the Company's contributions, as described above. Plan earnings are allocated to the participant's accounts based on the participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested after four years of credited service.

     Participant Loans
     Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than five outstanding loans at any one time.

     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant's election.

     Forfeited Accounts
     Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 1998 and 1997 forfeited non-vested accounts totaled $66,474 and $38,416, respectively.

     Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Investment Options
     Participants are able to allocate their contributions among the following investment options:

     Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60 percent) and bonds (40 percent).

     Vanguard Total Bond Market Index Fund (formerly the Vanguard Bond Index Fund - Total Bond Market Portfolio): Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard 500 Index Fund (formerly the Vanguard Index Trust - 500 Portfolio): Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard International Growth Fund (formerly the Vanguard International Growth Portfolio): Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

     Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

 2.  Summary of Accounting Policies

     The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment  Valuation and Income  Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.). Units of the Company's fixed income fund are valued at net asset value at year end. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Payment of Benefits
     Benefits are recorded when paid.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Crown Cork & Seal Fixed Income Fund

     The Crown Cork & Seal Fixed Income Fund consists of guaranteed investment contracts ("GICs") and the Vanguard Retirement Savings Trust. The GICs are valued at contract value, which approximates fair value. The GICs are fully benefit responsive. Interest rates on GICs ranged between 4.94 percent and
     7.32 percent at December 31, 1998 and 5.00 percent and 6.96 percent at December 31, 1997. Average yields on GICs were 5.71 percent in 1998 and
     6.07 percent in 1997. The Vanguard Retirement Savings Trust (the "Trust") is a tax-exempt collective fund invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per share. As the GICs mature, the proceeds are invested in the Vanguard Retirement Savings Trust.

 4.  Related Party Transactions

     The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. VFTC acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

 5.  Plan Expenses

     All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

 6.  Tax Status

     The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has received a favorable determination letter from the Internal Revenue Service (IRS) dated February 22, 1996, and accordingly, the Plan is not subject to federal or local income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

 7.  Insurance Company Seizure

     On August 11, 1994, regulators in both the United States and Canada seized control of Confederation Life Insurance Company. These actions were taken to prevent the possibility of massive demands for cash following a failed business combination. At the time of the seizure, the Plan's Fixed Income Fund included an investment contract with a value of approximately $4.8 million. The recognition of interest income was suspended coincident with the seizure on August 11, 1994. On October 23, 1996, regulators approved a plan of rehabilitation and a liquidation order for Confederation Life Insurance Company. In accordance with the provisions of this plan, the assets subject to seizure were distributed to contract holders (i.e., the Plan) under a variety of payment options. During 1997, the Plan received 100 percent of the original frozen assets plus $693,877 of interest. These funds were subsequently transferred out to other investment options in accordance with the participants' elections.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

 8.  Benefit Obligations

     Benefit   obligations   for  persons  who  have  recently   withdrawn  from
     participation in the Plan were $306,843 as of December 31, 1998. This amount was paid in January 1999, and is reflected as a liability in the Plan's Form 5500.

 9.  Subsequent Events

     The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. was merged with and into the Plan effective March 31, 1999. The assets transferred totaled $21,704,866.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------
10.  Changes in Net Assets Available for Benefits by Investment Fund
     The allocation of changes in net assets available for plan benefits for the year ended December 31, 1998 is as follows:

                                                          Fund Information
                   --------------------------------------------------------------------------------------------------
                                                                                     Crown Cork
                   Vanguard  Vanguard                           Vanguard   Crown Cork  & Seal
                   Balanced Total Bond  Vanguard    Vanguard  International  & Seal    Fixed
                    Index     Market    Explorer   500 Index    Growth       Stock     Income    Participant
                    Fund    Index Fund    Fund       Fund         Fund       Fund       Fund        Loans      Other       Total


Additions:
Investment income:
  Interest and dividend
    income       $ 234,187  $ 115,022  $  31,797  $  574,271  $  92,686  $  809,143 $ 2,942,896    $     -    $      -  $ 4,800,002
  Interest income,
    participant loans    -          -          -           -          -           -           -     68,305           -       68,305
  Net realized gain
    (loss)on sale
    of investments  58,255        226    (28,820)    784,855     90,936    (450,684)          -          -           -      454,768
  Net unrealized
    appreciation
    (depreciation)of
    investments    618,519     16,818    149,574   6,698,151    455,603 (14,171,541)          -          -           -   (6,232,876)
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- -----------  -----------
                   910,961    132,066    152,551   8,057,277    639,225 (13,813,082)  2,942,896     68,305           -     (909,801)
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- -----------  -----------
Contributions:
   Employer          2,582      1,664      3,905       7,975      5,031   1,269,309      11,147          -           -    1,301,613
   Participant     416,118    188,857    314,941   1,803,665    374,358   1,467,105   1,014,180          -           -    5,579,224
   Participant loan
    repayments      11,030      4,653      9,423      50,023      7,537      60,967      45,987   (189,620)          -            -
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------
                   429,730    195,174    328,269   1,861,663    386,926   2,797,381   1,071,314   (189,620)          -    6,880,837
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------
   Asset transfers
     in          1,225,808    580,619    331,897   2,042,506    254,458   2,187,859   6,305,124    279,957  21,636,300   34,844,528
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------

   Total
     additions   2,566,499    907,859    812,717  11,961,446  1,280,609  (8,827,842) 10,319,334    158,642  21,636,300   40,815,564
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------
Deductions:
Payment of
  benefits         575,202     29,748    335,375   3,757,191    590,044   2,417,974   6,647,975     25,664           -   14,379,173
Participant loan
  withdrawals       34,363     17,474     38,558     298,009     37,343     244,348     162,282   (832,377)          -            -
Administrative
  expenses             200          -        260         310         40         120         330          -           -        1,260
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------
   Total
     deductions    609,765     47,222    374,193   4,055,510    627,427   2,662,442   6,810,587   (806,713)          -   14,380,433
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------

Net increase (decrease)
  prior to interfund
  transfers      1,956,734    860,637    438,524   7,905,936    653,182 (11,490,284)  3,508,747    965,355  21,636,300   26,435,131
Interfund
  transfers      1,877,917  1,020,467   (385,324)  1,557,432   (163,356) (1,602,099) (2,305,037)         -           -            -
                ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------- ------------
Net increase
  (decrease)     3,834,651  1,881,104     53,200   9,463,368    489,826 (13,092,383)  1,203,710    965,355  21,636,300   26,435,131
Net assets available
  for benefits:
  Beginning
   of period     3,595,958    842,814  3,092,484  27,647,684  4,158,734  42,389,576  51,721,496    735,229           -  134,183,975
                ---------- ----------  ---------  ----------  ---------  ---------- ----------- ---------- ----------- ------------
  End of period $7,430,609 $2,723,918 $3,145,684 $37,111,052 $4,648,560 $29,297,193 $52,925,206 $1,700,584 $21,636,300 $160,619,106
                ========== ========== ========== =========== ========== =========== =========== ========== =========== ============

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

10. Changes in Net Assets Available for Benefits by Investment Fund (continued) The allocation of changes in net assets available for plan benefits for the year ended December 31, 1997 is as follows:

                                                           Fund Information
                  -----------------------------------------------------------------------------------------------------
                           Vanguard
                           Bond Index                                                               Crown       Crown
                  Vanguard  Fund -                Vanguard   Vanguard       Crown                Cork & Seal Cork & Seal
                  Balanced Total Bond  Vanguard     Index  International Cork & Seal            Confederation   Fixed
                   Index    Market    Explorer    Trust -500  Growth        Stock    Participant    Life       Income
                   Fund    Portfolio    Fund      Portfolio  Portfolio      Fund       Loans       IC Fund      Fund         Total
Additions:
Investment income:
   Interest and
    dividend
    income        $ 139,143 $ 41,686  $ 302,216   $ 566,767  $ 176,306   $ 782,511  $         -  $ 693,877 $3,203,432  $  5,905,938
   Interest income,
    participant loans     -        -          -           -          -           -       55,906          -          -        55,906
   Net realized gain
    (loss) on sale
     of investments  36,824       20     76,967     593,310     87,804    (335,166)           -          -          -       459,759
   Net unrealized
    appreciation
    (depreciation)
    of investments  419,192   17,362      8,517   5,434,917    (97,669) (3,101,525)           -          -          -     2,680,794
                ----------- -------- ---------- ------------ --------- ----------- ------------ ---------- ---------- -------------
                    595,159   59,068    387,700   6,594,994    166,441  (2,654,180)      55,906    693,877  3,203,432     9,102,397
                ----------- -------- ---------- ----------- ---------- ----------- ------------ ---------- ---------- -------------
Contributions:
   Employer           1,975    1,658      2,391       6,129      4,982   1,166,085            -          -     13,199     1,196,419

   Participant      210,981  113,627    315,807   1,171,125    341,060   1,690,554            -          -  1,112,656     4,955,810
   Participant loan
     repayments       2,250      651      6,734      37,593      5,028      48,651     (144,431)         -     43,524             -
                ----------- -------- ---------- ----------- ---------- ----------- ------------ ---------- ---------- -------------
                    215,206  115,936    324,932   1,214,847    351,070   2,905,290     (144,431)         -  1,169,379     6,152,229
                ----------- -------- ---------- ----------- ---------- ----------- ------------ ---------- ---------- -------------
  Total additions   810,365  175,004    712,632   7,809,841    517,511     251,110      (88,525)   693,877  4,372,811    15,254,626
                ----------- -------- ---------- ----------- ---------- ----------- ------------ ---------- ---------- -------------
Deductions:
Payment of
  benefits          512,536   72,151    205,363   2,170,937    517,672   3,477,338       22,726          -  9,268,022    16,246,745
Participant loan
  withdrawals        5,417     1,628     14,450      93,439      9,865      61,298     (300,592)         -    114,495             -
Administrative
  expenses              60        10        100         190         70          90            -          -         200          720
                ---------- --------- ---------- ----------- ---------- ----------- ------------ ---------- ----------- ------------
   Total
     deductions    518,013    73,789    219,913   2,264,566    527,607   3,538,726     (277,866)         -   9,382,717   16,247,465
                ---------- --------- ---------- ----------- ---------- ----------- ------------ ---------- ----------- ------------
Net increase(decrease)
  prior to interfund
  transfers        292,352   101,215    492,719   5,545,275    (10,096)  (3,287,616)    189,341    693,877  (5,009,906)    (992,839)

Interfund
  transfers        918,177   186,464   (435,068)  3,505,957     (5,771)   2,596,585           - (5,445,122) (1,321,222)           -
                ---------- --------- ---------- ----------- ---------- ------------ ----------- ---------- ----------- ------------
Net increase
  (decrease)     1,210,529   287,679     57,651   9,051,232    (15,867)    (691,031)    189,341 (4,751,245) (6,331,128)    (992,839)

Net assets available
 for benefits:
  Beginning
    of period    2,385,429   555,135  3,034,833  18,596,452  4,174,601   43,080,607     545,888  4,751,245  58,052,624  135,176,814
                ---------- --------- ---- ----- ----------- ---------- ------------ ----------- ---------- ----------- ------------
  End of period $3,595,958 $ 842,814 $3,092,484 $27,647,684 $4,158,734 $ 42,389,576 $   735,229 $       -  $51,721,496 $134,183,975
                ========== ========= ========== =========== ========== ============ =========== ========== =========== ============


                   Additional Information
                   Required for Form 5500

Crown Cork & Seal Company, Inc.                                    Schedule I
401(k) Retirement Savings Plan
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Form 5500, Line 27(a)
As of December 31, 1998
--------------------------------------------------------------------------------

                                                                                                   Current
         Identity of Issue                          Description of Asset            Cost            Value

*   Vanguard Balanced Index Fund             Registered Investment Company       $6,227,079     $ 7,373,064
*   Vanguard Total Bond Market Index Fund    Registered Investment Company        2,661,915       2,699,675
*   Vanguard Explorer Fund                   Registered Investment Company        2,809,029       3,113,920
*   Vanguard 500 Index Fund                  Registered Investment Company       22,338,604      36,925,536
*   Vanguard International Growth Fund       Registered Investment Company        3,942,385       4,614,494
*   Crown Cork & Seal Stock Fund             Company Stock Fund                  31,755,459      29,064,510
    Participant loans                        7.5% - 13.7%                                         1,700,584
*   Crown Cork & Seal Fixed Income Fund      Unallocated Guaranteed Investment
                                               Contracts and Common/
                                               Collective Trusts                 52,839,270      52,839,270
                                                                                               ------------

Total assets held for investment purposes                                                     $ 138,331,053
                                                                                              =============

* Party in Interest

Crown Cork & Seal Company, Inc.                                  Schedule II
401(k) Retirement Savings Plan
EIN 23-1526444
Schedule of Reportable (5%) Transactions*
Form 5500, Line 27(d)
Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                                                                        Current Value
                                                                                         Historical     of Asset on
   Identity of                                               Purchase       Selling        Cost         Transaction         Net
   Party Involved         Description of Asset                Price          Price        of Asset         Date             Gain

The Vanguard Group    Vanguard 500 Index Fund              $ 10,750,465                                $ 10,750,465
The Vanguard Group    Vanguard 500 Index Fund                              $8,858,058    $6,570,617       8,858,058     $ 2,287,441

The Vanguard Group    Crown Cork & Seal Fixed Income Fund    15,394,368                                  15,394,368
The Vanguard Group    Crown Cork & Seal Fixed Income Fund                  14,189,798    14,189,798      14,189,798               -


The Vanguard Group    Crown Cork & Seal Stock Fund           10,826,244                                  10,826,244
The Vanguard Group    Crown Cork & Seal Stock Fund                          8,734,078     7,524,313       8,734,078       1,209,765



* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.